FILED PURSUANT TO RULE 424(h)
REGISTRATION FILE NO.: 333-206677-23

The information in this supplement is not complete and may be changed. This supplement is not an offer to sell these securities and is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

The preliminary prospectus to which this is a supplement, dated March 6, 2018 may be amended or completed prior to time of sale.

SUPPLEMENT
(To Prospectus Dated March 6, 2018)

$629,633,000 (Approximate)

WELLS FARGO COMMERCIAL MORTGAGE TRUST 2018-C43
(Central Index Key Number 0001729832)

as Issuing Entity

Wells Fargo Commercial Mortgage Securities, Inc.
(Central Index Key Number 0000850779)

as Depositor

Barclays Bank PLC

(Central Index Key Number 0000312070)

Wells Fargo Bank, National Association

(Central Index Key Number 0000740906)

BSPRT Finance, LLC

(Central Index Key Number 0001722518)

C-III Commercial Mortgage LLC

(Central Index Key Number 0001541214)

Rialto Mortgage Finance, LLC

(Central Index Key Number 0001592182)

as Sponsors and Mortgage Loan Sellers

Commercial Mortgage Pass-Through Certificates, Series 2018-C43

This is a supplement (“Supplement”) to the prospectus dated March 6, 2018 (the “Preliminary Prospectus”). Capitalized terms used in this supplement but not defined herein have the meanings given to them in the Preliminary Prospectus.

Structural Update.

The certificate balance of the Class A-3 certificates is being decreased to $86,500,000 and the certificate balance of the Class A-4 certificates is being increased to $337,416,000. Accordingly, the information in the tables on the cover of the Preliminary Prospectus and on page 3 thereof in respect of the Class A-3 and Class A-4 certificates is revised as follows:

Class	Approx. Initial Certificate Balance or Notional Amount(1)	Approx. Initial Credit Support(2)	Approx. Initial Pass-Through Rate	Pass-Through Rate Description	Assumed Final Distribution Date(3)	Weighted Average Life (Years)(4)	Expected Principal Window(4)
Offered Certificates
A-3	$86,500,000	30.000%	%	(5)	December 2027	9.68	08/27 – 12/27
A-4	$337,416,000	30.000%	%	(5)	February 2028	9.85	12/27 – 02/28

(1)       Approximate, subject to a permitted variance of plus or minus 5%, including in connection with any variation in the certificate balance of the Vertical RR Interest and/or the Horizontal Risk Retention Certificates (as defined in “Credit Risk Retention”) following the calculation of the actual fair value of all of the ABS interests (as such term is defined in Regulation RR) issued by the issuing entity, as described under “Credit Risk Retention”. In addition, the notional amounts of the Class X-A, Class X-B and Class X-D certificates may vary depending upon the final pricing of the classes of principal balance certificates whose certificate balances comprise such notional amounts, and, if as a result of such pricing the pass-through rate of any class of the Class X-A, Class X-B and Class X-D certificates, as applicable, would be equal to zero at all times, such class of certificates will not be issued on the closing date of this securitization.

(2)       The approximate initial credit support percentages set forth for the certificates are approximate and, for the Class A-1, Class A-2, Class A-SB, Class A-3 and Class A-4 certificates, are represented in the aggregate. The Vertical RR Interest provides credit support only to the limited extent that it is allocated a portion of any losses incurred on the underlying mortgage loans, which such losses are allocated between it, on the one hand, and the non-sponsor retained certificates, on the other hand, pro rata, in accordance with their respective percentage allocation entitlements. See “Credit Risk Retention”.

(3)       The assumed final distribution dates set forth in the Preliminary Prospectus have been determined on the basis of the assumptions described in “Description of the Certificates—Assumed Final Distribution Date; Rated Final Distribution Date”.

Wells Fargo Securities Co-Lead Manager and Joint Bookrunner	Barclays Co-Lead Manager and Joint Bookrunner
Academy Securities Co-Manager

The date of this Supplement is March 9, 2018

(4)       The weighted average life and expected principal window during which distributions of principal would be received as set forth in the foregoing table with respect to each class of certificates having a certificate balance are based on the assumptions set forth under “Yield and Maturity Considerations—Weighted Average Life” and on the assumptions that there are no prepayments, modifications or losses in respect of the mortgage loans and that there are no extensions or forbearances of maturity dates or anticipated repayment dates of the mortgage loans.

(5)       The pass-through rates for the Class A-1, Class A-2, Class A-SB, Class A-3, Class A-4, Class A-S, Class B, Class C, Class D, Class E, Class F and Class G certificates will be one of the following: (i) a fixed rate per annum, (ii) a variable rate per annum equal to the weighted average of the net mortgage interest rates on the mortgage loans for the related distribution date, (iii) a variable rate per annum equal to the lesser of (a) a fixed rate and (b) the weighted average of the net mortgage interest rates on the mortgage loans for the related distribution date or (iv) a variable rate per annum equal to the weighted average of the net mortgage interest rates on the mortgage loans for the related distribution date minus a specified percentage. For purposes of the calculation of the weighted average of the net mortgage interest rates on the mortgage loans for each distribution date, the mortgage interest rates will be adjusted as necessary to a 30/360 basis.

All other references to the approximate initial certificate balance of each of the Class A-3 and Class A-4 certificates, the assumed final distribution date of each of the Class A-3 and Class A-4 certificates and the weighted average life of each of the Class A-3 and Class A-4 certificates in the Preliminary Prospectus are also revised to reflect the information reflected in the chart above.

Allocations among the underwriters under “Method of Distribution (Underwriter)” in the Preliminary Prospectus for the Class A-3 and Class A-4 certificates are allocated based on the updated certificate balance of the Class A-3 and Class A-4 certificates and in the same respective proportions as set forth in the Preliminary Prospectus.

Additionally, the approximate % of initial pool balance reflected on page 35 of the Preliminary Prospectus for each of the Class A-3 and Class A-4 certificates is revised to 11.973% and 46.704%, respectively.

In addition, the tables in respect of the Class A-3 and Class A-4 certificates on page 526 of the Preliminary Prospectus are revised as follows:

Percent of the Initial Certificate Balance
of the Class A-3 Certificates at the Respective CPPs
Set Forth Below:

Distribution Date	0% CPP	25% CPP	50% CPP	75% CPP	100% CPP
Closing Date	100%	100%	100%	100%	100%
March 2019	100%	100%	100%	100%	100%
March 2020	100%	100%	100%	100%	100%
March 2021	100%	100%	100%	100%	100%
March 2022	100%	100%	100%	100%	100%
March 2023	100%	100%	100%	100%	100%
March 2024	100%	100%	100%	100%	100%
March 2025	100%	100%	100%	100%	100%
March 2026	100%	100%	100%	100%	100%
March 2027	100%	100%	100%	100%	100%
March 2028 and thereafter	0%	0%	0%	0%	0%
Weighted Average Life (years)	9.68	9.61	9.54	9.46	9.24

2

Percent of the Initial Certificate Balance
of the Class A-4 Certificates at the Respective CPPs
Set Forth Below:

Distribution Date	0% CPP	25% CPP	50% CPP	75% CPP	100% CPP
Closing Date	100%	100%	100%	100%	100%
March 2019	100%	100%	100%	100%	100%
March 2020	100%	100%	100%	100%	100%
March 2021	100%	100%	100%	100%	100%
March 2022	100%	100%	100%	100%	100%
March 2023	100%	100%	100%	100%	100%
March 2024	100%	100%	100%	100%	100%
March 2025	100%	100%	100%	100%	100%
March 2026	100%	100%	100%	100%	100%
March 2027	100%	100%	100%	100%	100%
March 2028 and thereafter	0%	0%	0%	0%	0%
Weighted Average Life (years)	9.85	9.84	9.82	9.78	9.55

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